
Mail Stop 7010

May 29, 2008

Melvin J. Gordon
Chairman and Chief Executive Officer
Tootsie Roll Industries, Inc.
7401 South Cicero Avenue
Chicago Illinois 60629

      Re: **Tootsie Roll Industries, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2007
               Filed February 29, 2008
               Schedule 14A
               Filed March 25, 2008
               Form 10-Q for Fiscal Quarter Ended March 31, 2008
               Filed May 8, 2008
               File No. 1-01361

Dear Mr. Gordon:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm in writing that you will comply with the following comments in all future filings. Provide us with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Form 10K for FYE 12/31/07

Business, page 2

2. We note that you engage in hedging programs with respect to certain of the ingredients used in the preparation of your products "if and when advisable." Please elaborate to discuss the processes and considerations undertaken by you in determining whether to enter into hedging contracts in any given year for any given ingredient.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, page 5

3. Please expand your discussion to address trends, demands, commitments, events and uncertainties that involve consideration of financial, operation and other information known to the company. For example, you say that your overall financial position was "further strengthened" by your 2007 net earnings and related cash flows, but your net earnings and earning per share have been decreasing for the past three fiscal years. We also note that your total costs have been increasing for the same periods. Discuss the reasons for these trends and state whether you expect them to continue. Refer to Part B.3 of Securities Release 33-8350 regarding the content of your disclosure required by Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 7

4. Please refer to Securities Release 33-8350, section IV. Liquidity and Capital Resources, which indicates that a company is required to include in MD&A the following information, to the extent material, and expand on your discussion as appropriate. Please provide:

    *   historical information regarding sources of cash and capital expenditures. In this regard we note prior bank loans and an outstanding industrial development bond;

    *   an evaluation of the amounts and certainty of cash flows;

- the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements; and

- a discussion and analysis of known trends and uncertainties.

Schedule 14A

Election of Directors, page 3

General

5.   Given the ages of your Chairman and Chief Executive Officer and your President and Chief Operating Officer, state whether the Board has a succession plan, and describe its material terms. If there is no succession plan, explain why not.

Executive Compensation

Compensation Discussion and Analysis

Base Salary, page 11

6.   You state that in determining individual base salaries, the Board considers individual performance and contributions to the Company, and historical compensation and performance levels for the Company. Identify the actual individual and corporate performance factors or goals that you consider in setting base salary and discuss whether, for each named executive officer, he or she met those goals, including a discussion of by what margin or amount the targets were, or were not, met.

Annual Incentives, page 11

7.   Explain why, for each named executive officer, you reduced the maximum payouts under the Management Incentive Plan. In regard to the factors you list that are considered in reducing the awards, state whether you have any predetermined targets.

Career Achievement Plan, page 12

8.   Explain why, for each named executive officer, they received, or did not receive, a CAP award. In regard to the performance factors that are considered in making the awards, state whether you have any predetermined targets, and discuss whether, for each named executive officer, he or she met those targets, including a discussion of by what margin or amount the targets were, or were not, met.

Summary Compensation Table, page 15

9.   Explain the reasons for the difference in base salary for Mr. Ember as compared to the other named executive officers, and the reasons for the substantial differences in bonuses for Mr. and Mrs. Gordon as compared to the other named executive officers. As noted in Section II.B.1 of Release 33-8732A, the compensation discussion and analysis should be sufficiently precise to identify and explain material differences in compensation policies with respect to individual executive officers.

Potential Payments on Termination or Change of Control, page 18

10. Explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of benefits under the change in control agreements. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Melvin J. Gordon
Tootsie Roll Industries, Inc.
May 29, 2008
Page 5

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Donna Levy at (202) 551-3292 or, in her absence, Mike Karney
at (501) 851-1094 with any questions.

                                                        Sincerely,

                                                        H. Roger Schwall
                                                        Assistant Director

cc: M. Karney
     D. Levy